FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 17, 2009 regarding determination of number of new shares to be issued by way of third-party allotment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date December 17, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Determination of Number of New Shares to Be Issued by Way of Third-Party Allotment

Tokyo, December 17, 2009 – Hitachi, Ltd. (Hitachi; TSE:6501 / NYSE:HIT) announced that in connection with the issuance of new shares by way of third-party allotment pursuant to a decision by its President and Chief Executive Officer on November 16, 2009, Hitachi has been notified that the allottee elects to fully subscribe for the shares issuable in accordance therewith, as set forth below.

(1)	Number of New Shares to Be Issued	60,000,000 shares (Number of New Shares Issuable: 60,000,000 shares)

(2)	Issue Price Per Share	¥220.48

(3)	Total Issue Price	¥13,228,800,000

(4)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased	Amount by Which Stated Capital Is to Be Increased	¥6,614,400,000

		Amount by Which Capital Reserve Is to Be Increased	¥6,614,400,000

(5)	Subscription Period (Subscription Date)	December 24, 2009 (Thu.)

(6)	Payment Date	December 25, 2009 (Fri.)

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

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1.

The issuance of new shares by way of third-party allotment described above was determined, along with the issuance of new shares and the secondary offering of Hitachi’s shares (by way of over-allotment) as well as the issuance of 130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause) (the “Bonds with Stock Acquisition Rights”), pursuant to a decision by Hitachi’s President and Chief Executive Officer on November 16, 2009. For more detailed information on the issuance of new shares by way of third-party allotment and other information, please refer to “Issuance and Sale of New Shares and Issuance of Call Option Attached Unsecured Bonds with Stock Acquisition Rights (Convertible Bonds)” announced on November 16, 2009, and “Determination of Offer Price and Selling Price for Issuance and Sale of Shares and Conversion Price and Other Conditions for Issuance of Convertible Bond Type Bonds with Stock Acquisition Rights” announced on December 7, 2009.

2.	Change in the Number of Issued Shares as a Result of the Issuance of New Shares by Way of Third-Party Allotment

Total number of issued shares at present	4,458,126,056 shares

Increase in number of issued shares by way of third-party allotment	60,000,000 shares

Total number of issued shares after the issuance of new shares by way of third-party allotment	4,518,126,056 shares

3.	Use of Proceeds

Hitachi intends to use the net proceeds from the issuance of new shares by way of third-party allotment described above, the Japanese offering, the international offering and the issuance of the Bonds with Stock Acquisition Rights, which approximately amount to ¥349,292 million, to fund capital expenditures of ¥220.0 billion to strengthen its Social Innovation Business, to make investments of ¥40.0 billion to strengthen its Social Innovation Business and to use the remainder to repay Hitachi’s debt.

Please refer to “Issuance and Sale of New Shares and Issuance of Call Option Attached Unsecured Bonds with Stock Acquisition Rights (Convertible Bonds)” announced on November 16, 2009 for more details of Hitachi’s plan for use of proceeds.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501) is a leading global technological and industrial company with total revenues of ¥10,000 billion ($102.0 billion) for the year ended March 31, 2009. Hitachi’s business is highly diversified, encompassing operations in the following seven segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services. For more information on Hitachi, please visit Hitachi’s website at http://www.hitachi.com.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

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